NEWS RELEASE

IGT Announces Resignation of Walter Bugno, Executive Vice President of New Business and Strategic Initiatives

LONDON – May 3, 2021 – International Game Technology PLC (IGT) (NYSE: IGT) announced that Walter Bugno, Executive Vice President of New Business and Strategic Initiatives, has resigned to pursue a new professional opportunity. Mr. Bugno will continue in his current position until May 14, 2021.

“I would like to thank Walter for his accomplishments over the course of more than 10 years of senior leadership at IGT. His efforts have made meaningful contributions to the strength of our global leadership,” said IGT CEO Marco Sala. “At every stage of his time with IGT, Walter successfully engaged teams across multiple regions, built significant customer relationships, fostered continued talent development and championed innovation throughout his organization. On behalf of everyone at IGT, I wish Walter well in his future endeavors.”

Following Mr. Bugno’s departure, IGT new business responsibilities will be divided among the Global Lottery and Global Gaming business units. Responsibilities for strategic initiatives will be assumed by the IGT Strategy and Corporate Development support function.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance or International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190